EXHIBIT 99.191
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Management’s Discussion and Analysis
Three and Nine Months Ended September 30, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
This discussion and analysis should be read in conjunction with the Corporation’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 and 2006 along with the Corporation’s Management’s Discussion and Analysis and the audited consolidated financial statements and related notes thereto for the years ended December 31, 2006 and 2005 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.
Name Changes
In May 2007, the Corporation changed its name to Thompson Creek Metals Company Inc. from Blue Pearl Mining Ltd. Also in May 2007, Thompson Creek Metals Company, the principal subsidiary of the Corporation that was acquired in October 2006, changed its name to Thompson Creek Metals Company USA.
Overview
•	Molybdenum production estimates have been revised downwards for 2007 and 2008 and upwards for 2009. Production is now estimated at between 17.5 and 18 million pounds in 2007, between 24 and 25.5 million pounds in 2008, and in excess of 34 million pounds in 2009 (not including any potential production from the Davidson deposit).

•	Revenues were $200.9 million in the third quarter and $716.6 million in the first nine months of 2007.

•	Net income was $23.9 million or $0.21 per basic and $0.18 per diluted share in the third quarter and $128.5 million or $1.18 per basic and $1.05 per diluted share in the first nine months of the year.

•	Net income during the third quarter was negatively affected by a withholding tax expense of $4.5 million on the cross-border distribution of earnings and an $8.7 million annual bonus paid to employees for the 12-month period ending June 30, 2007.

•	Lower molybdenum production due to lower-grade ore increased per-pound operating costs in the third quarter.

•	Debt was reduced by $17.3 million during the third quarter and by a total of $150.9 million since the beginning of 2007. At September 30, 2007, the principal outstanding on the First Lien Credit Facility was $252.8 million and cash balances totaled $96.4 million.

•	Average realized prices on molybdenum sales rose to $32.05 per pound in the third quarter from $29.59 in the second quarter and $25.57 in the first quarter.
Introduction
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (“TCM” or the “Corporation”) acquired Thompson Creek Metals Company USA (“Thompson Creek USA”) on October 26, 2006. TCM is one of the world’s largest publicly traded, pure molybdenum producers and owns the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility in Pennsylvania and a 75% joint venture interest in the Endako Mine (mine, mill and roaster) in British Columbia. This acquisition transformed the Corporation into a significant molybdenum producer with vertically integrated mining, milling, processing and marketing operations.

The Corporation is developing the Davidson molybdenum property (“Davidson Project”) in British Columbia. Synergies are expected by using the Endako mill and roaster, which is within trucking distance, to process Davidson ore.
Operations
Key statistics are presented in the tables below. The Canadian operations reflect the Corporation’s 75% joint venture interest in the Endako Mine. As the Corporation had no operations for the three and nine months ended September 30, 2006, comparative periods have not been presented.

Key Statistics	Three months ended September 30, 2007
	(Unaudited)
	US	Canadian
	Operations	Operations	Total
Molybdenum sold
Volume (000’s lb)	4,161	1,952	6,113
Realized price ($/lb)	$32.85	$30.33	$32.05
Revenue	$136,694	$59,211	$195,905

Operating expenses (Note 1)
$/lb Mo sold	$25.62	$9.94	$20.52
Operating expenses	$106,598	$18,812	$125,410

Mining (000’s tonnes)
Ore	917	2,585	3,502
Waste	8,609	1,324	9,933
Total	9,526	3,909	13,435
Strip ratio	9.39	0.58	6.83

Milling (000’s tonnes) (Note 2)	2,279	2,094	4,373
Grade (% molybdenum)	0.04	0.06	0.05
Recovery (%)	65.7	72.1	68.7

Molybdenum produced (000’s lbs) (Note 3)	1,131	1,893	3,024
Production costs ($/lb) (Note 4)	$15.57	$9.27	$11.63

Note 1	– Operating expenses include production costs, costs to acquire and process third party concentrate, realized and unrealized gains and losses on third party concentrate purchase contracts and inventory changes.

Note 2	– Much of the ore currently being milled by the US Operations is sourced from the low-grade stockpile.

Note 3	– These amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Corporation.

Note 4	– These costs reflect production and roasting costs for molybdenum from the Thompson Creek and Endako mines only. The costs associated with development stripping activities have been deferred and capitalized and are excluded from the production costs.

Key Statistics	Nine months ended September 30, 2007
		(Unaudited)
	US	Canadian
	Operations	Operations	Total
Molybdenum sold
Volume (000’s lb)	19,046	5,706	24,752
Realized price ($/lb)	$28.42	$27.43	$28.20
Revenue	$541,368	$156,527	$697,895

Operating expenses (Note 1)
$/lb Mo sold
Inventory purchase price adjustment (Note 2)	$1.55	$—	$1.20
Other operating	$17.78	$8.21	$15.57

Total	$19.33	$8.21	$16.77

Inventory purchase price adjustment (Note 2)	$29,599	$—	$29,599
Other operating expenses	$338,567	$46,819	$385,386

Total	$368,166	$46,819	$414,985

Mining (000’s tonnes)
Ore	3,239	6,572	9,811
Waste	19,919	4,175	24,094
Total	23,158	10,747	33,905
Strip ratio	6.15	0.71	4.43

Milling (000’s tonnes) (Note 3)	5,813	5,807	11,620
Grade (% molybdenum)	0.08	0.06	0.07
Recovery (%)	75.7	73.8	75.6

Molybdenum produced (000’s lbs) (Note 4)	7,316	5,607	12,923
Production costs ($/lb) (Note 5)	$7.20	$8.34	$7.69

Note 1	– Operating expenses include production costs, costs to acquire and process third party concentrate, realized and unrealized gains and losses on third party concentrate purchase contracts and inventory changes.

Note 2	– See Year-to-date Income Statement section of this Management’s Discussion and Analysis for explanation.

Note 3	– Much of the ore currently being milled by the US Operations is sourced from the low-grade stockpile.

Note 4	– These amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Corporation.

Note 5	– These costs reflect production and roasting costs for molybdenum from the Thompson Creek and Endako mines only. The costs associated with development stripping activities have been deferred and capitalized and are excluded from the production costs.

United States Operations

	Three months ended			Nine months ended
	September 30, 2007			September 30, 2007
		(Unaudited)			(Unaudited)
	Thompson		Total	Thompson		Total
	Creek		US	Creek		US
	Mine	Other	Operations	Mine	Other	Operations
Molybdenum sold (000’s lb)	1,438	2,723	4,161	10,620	8,426	19,046
Realized price ($/lb)	$34.65	$31.90	$32.85	$27.44	$29.66	$28.42
Operating expenses ($/lb)	$8.52			$10.34

Molybdenum sales	$49,830	$86,864	$136,694	$291,456	$249,912	$541,368
Tolling and calcining	—	4,951	4,951	—	18,712	18,712

	49,830	91,815	141,645	291,456	268,624	560,080

Operating expenses	12,253	94,345	106,598	109,821	258,345	368,166
Selling and marketing	908	686	1,594	3,558	1,932	5,490
Depreciation and depletion	3,737	3,056	6,793	16,523	7,696	24,219
Accretion	287	—	287	921	—	921

	17,185	98,087	115,272	130,823	267,973	398,796

Income (loss) from mining operations	$32,645	$(6,272)	$26,373	$160,633	$651	$161,284

Thompson Creek Mine
During the third quarter of 2007, 1.4 million pounds of molybdenum from the Thompson Creek Mine were sold at an average realized price of $34.65 per pound to generate $49,830 in revenue. The mine produced 1.1 million pounds of molybdenum in the third quarter of 2007. Production was lower than historic levels in the quarter as the mine continued to develop Phase 6 by stripping waste rock to access the new ore. Until development stripping of Phase 6 waste was completed, the mine produced primarily from lower grade, stockpiled material. This lower grade material was difficult to mill and resulted in lower recoveries and reduced production. The average production cost to mine, mill and process this ore was $15.57 per pound during the quarter. This is significantly higher than historic levels due to low production and an annual bonus payment made in the third quarter. A small amount of ore-grade material from Phase 6 was mined during the quarter and subsequently the production from Phase 6 has increased. All production in 2008 will come from Phase 6.
For the nine months ended September 30, 2007, sales from the Thompson Creek Mine were 10.6 million pounds of molybdenum at an average realized price of $27.44 per pound to generate $291,456 in revenue. The mine produced 7.3 million pounds of molybdenum for the nine months ended September 30, 2007. During the period, the Thompson Creek Mine wound down production from Phase 5 but had not yet reached the ore body from its Phase 6 stripping activity. The mining from Phase 5 ended earlier than planned due to Phase 6 stripping activity and prevented access to the exposed ore at the bottom of the Phase 5 pit. As a result, production from the Thompson Creek Mine suffered as production for the second and third quarters came largely from the lower grade stockpiled material which was more difficult to mill leading to lower recoveries. Production is expected to return to more historic levels in future quarters.

Other Molybdenum Sales and Tolling
TCM purchases molybdenum concentrate at market to process into molybdenum products at the Langeloth metallurgical facility. These purchases are made to improve operating efficiency by increasing capacity utilization at the Langeloth facility and to maintain customers with a continuing molybdenum supply, especially in periods when molybdenum produced by the Corporation’s mines is low. TCM also processes molybdenum and certain metals on a tolling, or cost per unit processed basis, for other parties.
In the third quarter of 2007 the Corporation sold 2.7 million pounds of purchased molybdenum at an average realized price of $31.90 per pound which generated revenues of $86,864. Tolling generated $4,951 in revenues during the quarter. Operating expenses for these activities during the quarter were $94,345. Production volumes in the third quarter at Langeloth were lower than the previous quarters and with the relatively fixed cost base resulted in higher unit costs during the quarter. In addition the purchased material and tolled material was a much higher share of the total material processed at Langeloth in the quarter because the Thompson Creek Mine concentrates volumes produced were very low. This resulted in more Langeloth costs being absorbed by the other molybdenum sales and tolling activities during this quarter and produced a loss from operations of $6,272.
For the nine months to September 30, 2007 the Corporation sold 8.4 million pounds of purchased molybdenum at a realized price of $29.66 per pound generating $249,912 in revenues. Tolling generated $18,712 in revenues for the nine months. Operating expense for these activities was $258,345.
Canadian Operation
During the third quarter of 2007, the Canadian Operations (the Corporation’s 75% interest in the Endako Mine Joint Venture) sold 2.0 million pounds of molybdenum at an average realized price of $30.33 per pound to generate $59,211 in revenue. The Canadian Operations produced 1.9 million pounds of molybdenum at an average cost of $9.27 per pound.
During the nine months ended September 30, 2007, the Canadian Operations sold 5.7 million pounds of molybdenum at an average realized price of $27.43 per pound to generate $156,527 in revenue. The Canadian Operations produced 5.6 million pounds of molybdenum at an average cost of $8.34 per pound.
For both the three and nine months periods ended September 30, 2007, production was lower than expected due to lower ore grades and lower recoveries in the milling process.
Acquisition of Thompson Creek USA
Prior to the Thompson Creek USA purchase in October 2006, the Corporation’s mining assets were limited to the Davidson Project which is in the feasibility study and permitting stage and therefore there were no operations in the comparable period in 2006.
The Corporation is required to pay to the former shareholders of Thompson Creek USA a contingent payment that is based on the average price of molybdenum in each of 2007, 2008 and 2009. At September 30, 2007, the Corporation recorded a $100,000 acquisition cost payable related to the January 2008 contingent payment. This amount is included in goodwill.
The revised consolidated balance sheet at acquisition is presented below. The consolidated balance sheet may differ from the consolidated balance sheet determined after the completion of the valuation process.

This allocation of the purchase price is preliminary and is based on management’s current estimate of the fair value of the assets and liabilities acquired. The final fair-value estimate could be materially different from that currently being used. The final estimate will be completed in the fourth quarter of 2007. Management is continuing to assess the estimated fair value for certain assets and liabilities acquired including property, plant and equipment, inventories, asset retirement obligations, future income taxes and intangible assets.
Preliminary Purchase Price Allocation

Assets
Cash	$36,280
Property, plant and equipment	490,032
Product inventory	195,883
Material and supplies inventory	26,503
Accounts receivable	83,733
Reclamation deposits	22,727
Restricted cash	7,578
Other assets	3,851
Goodwill	151,593

1,018,180

Liabilities
Accounts payable and accrued liabilities	26,968
Long term debt	9,585
Asset retirement obligation	25,651
Future tax liability	195,051
Sales contract liability	16,583
Other liabilities	7,411

281,249

Net assets acquired	$736,931

Purchase Price

Paid on closing	$575,000
Paid subsequent to closing	61,529
Acquisition cost payable	100,000
Costs	402

$736,931

Third Quarter Financial Review
Selected Financial Information (unaudited)
(US$ in thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
Molybdenum sold (000’s lb)	6,113	—	24,752	—
Revenue	$200,856	$—	$716,607	$—
Operating expenses	$125,410	$—	$414,985	$—
Income from mining operations	$60,906	$—	$253,113	$—
Net income (loss)	$23,948	$(2,795)	$128,482	$(8,131)
Income (loss) per share
— basic	$0.21	$(0.06)	$1.18	$(0.17)
— diluted	$0.18	$(0.06)	$1.05	$(0.17)
Cash flow from operating activities	$29,117	$(3,288)	$136,844	$(9,711)

	September 30	December 31
	2007	2006
Cash and cash equivalents	$96,443	$98,059
Working capital	$140,471	$183,589
Total assets	$1,042,691	$899,912
Total long term debt	$254,085	$397,806
Shareholders’ equity	$437,538	$224,051
Shares outstanding (000’s)	112,980	100,528
Income Statement
Net income for the third quarter of 2007 was $23,948 or $0.21 per share, compared to a net loss of $2,795 or $0.06 per share for the same period in 2006.
During the quarter, 6.1 million pounds of molybdenum were sold at an average realized price of $32.05 per pound for total revenue from molybdenum sales of $195,905. The Corporation also generated revenue of $4,951 from toll roasting third party molybdenum and from recovering metals in spent catalyst. No revenues were earned by the Corporation for the same period in 2006 as it was in the development stage.
Operating expenses in the third quarter of 2007 totaled $125,410 or $20.52 per pound of molybdenum sold. These expenses include molybdenum mined at the Thompson Creek and Endako mines and third party purchases at near market prices. The Corporation did not incur any cost of sales in the third quarter of 2006 as it was in the development stage.
General and administrative expense increased by $2,092 to $2,579 in the third quarter of 2007 from the same period in 2006. Since the acquisition of Thompson Creek USA, the Corporation is now a major molybdenum producer but was only in the development stage in the third quarter of 2006. This increase primarily relates to staff compensation, audit and accounting fees and investor relation costs.

Operating and general and administrative expenses for the third quarter of 2007 were affected by a $8,732 bonus paid to employees for the 12 months ended June 30,2007.
Exploration and development expense decreased by $1,304 to $1,071 for the third quarter of 2007 as compared to the same period in 2006. These costs primarily relate to the Davidson Project and vary quarterly depending on activities in a particular quarter. The Corporation is continuing with permitting and feasibility work for the Davidson Project and expects to have the feasibility study completed in 2007.
Interest income increased by $1,777 to $1,844 in the quarter as compared to the same period in 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with the Thompson Creek USA purchase and cash generated from operations.
Interest expense and finance fees of $7,843 in 2007 resulted from the long-term debt borrowed to finance the Thompson Creek USA acquisition and equipment loans. The Corporation had no debt prior to the acquisition and therefore did not incur interest expense in the same period last year.
Stock based compensation was $3,115 in the three months ended September 30, 2007 and nil in the same period in 2006. Options were granted to new and promoted staff in 2007.
Tax expense was $22,758 for the current quarter in 2007. During the third quarter, tax expense included withholding taxes of $4,465 on cross-border distribution of earnings. The Corporation had no tax expense in the third quarter of 2006.
Cash Flows
Cash from operating activities provided $29,117 in the third quarter of 2007 and required $3,288 in 2006. The increased cash flow was a result of the Thompson Creek USA acquisition in October 2006. The net income for the three months in 2007 of $23,948 included non-cash items such as gains on derivative instruments of $1,227, stock-based compensation of $3,115, depreciation and depletion of $11,783, amortized finance fees of $729 and future income tax charge of $8,083. Significant changes to the non-cash working capital in the third quarter were a decrease in accounts receivable of $22,387 and a decrease accounts payable and accrued liabilities of $31,434 and an increase in income and mining taxes recoverable of $6,453.
Investing activities required $15,668 for the third quarter of 2007 primarily for capital expenditures and deferred stripping costs.
Financing activities used $12,528 in the third quarter of 2007. The Corporation paid $16,705 as a principal payment on its First Lien credit facility and $628 on its equipment loans. The Corporation raised $4,805 through common share issues on the exercise of existing warrants and options.
Year-to-date Financial Review
Income Statement
Net income for the nine month period ended September 30, 2007 was $128,482 or $1.18 per share, compared to a net loss of $8,131 or $0.17 per share for the same period in 2006.
During the first nine months of 2007, 24.8 million pounds of molybdenum were sold at an average realized price of $28.20 per pound to generate $697,895 in revenue. The Corporation also generated revenue of $18,712 from toll roasting third party molybdenum and from recovering metals in spent catalyst. No revenues were earned by the Corporation for the same period in 2006 as it was in the development stage.
Operating expenses for the nine months of 2007 totaled $414,985 or $16.77 per pound of molybdenum. Included in operating expenses is an amount related to the inventory portion of the Thompson Creek USA purchase price adjustment. Thompson Creek USA held 7.8 million pounds of inventory on the acquisition date. This inventory was deemed to be purchased by the Corporation, for accounting purposes, at fair value, resulting in an uplift of inventory costs of $98,531 over the original book value prior to the acquisition. During the first quarter of 2007, the remaining inventory purchased on acquisition was sold and the final $29,599 of the purchase price adjustment was allocated to operating expenses. The Corporation did not incur any cost of sales in 2006 as it was in the development stage.
General and administrative expense increased by $7,892 to $9,361 for the first nine months of 2007 compared to the same period in 2006. Since the acquisition of Thompson Creek USA, the Corporation is now a major molybdenum producer but was only in the development stage in 2006. This increase primarily relates to staff compensation, audit and accounting fees and investor relations costs.
Exploration and development expense decreased by $1,662 in the first nine months of 2007 as compared to the same period in 2006. These costs relate to the Davidson Project development and vary period to period depending on activities. The Corporation is continuing with permitting and feasibility work for the Davidson Project.
Interest income increased by $5,836 to $6,007 in the nine months ended September 30, 2007 as compared to the same period in 2006 as the Corporation had more cash from the equity financing related to the purchase, cash acquired with the Thompson Creek USA purchase and cash generated from operations.
Interest expense and finance fees of $35,381 for the first nine months of 2007 are attributed to long-term debt borrowed to finance the Thompson Creek USA acquisition and the equipment loans acquired as part of the acquisition. The Corporation incurred a one time prepayment premium of $2,474 in the first quarter of 2007 related to the early repayment of the Second Lien credit facility. The Corporation had no debt prior to the acquisition and therefore did not incur interest expense in the same period last year.
Stock based compensation increased $11,047 to $11,543 in the nine months ended September 30, 2007 as compared to the same period in 2006. Options were granted to new and promoted staff.
Tax expense increased by $66,852 to $66,232 for the first nine months of 2007 as compared to the same period in 2006 as a result of the profitable operations in 2007. In 2006, the Corporation had no taxable income but had a future tax recovery related to the renunciation of exploration expenditures for the flow-through shares issued in 2005.
Cash Flows
Cash from operating activities provided $136,844 in the nine months ended September 30, 2007 and required $9,711 in the comparative period for 2006. The increased cash flow was a result of the Thompson Creek USA acquisition in October 2006. Net income for the first nine months in 2007 of $128,482 included non-cash items such as gains on derivative instruments of $2,615, stock-based compensation of $11,543, depreciation and depletion of $39,834 and amortized finance fees of $7,146 which were only partially offset by a future tax recovery of $20,269. Significant changes to the non-cash working capital for the first nine months of 2007 were increases in accounts payable and accrued liabilities of $5,976 and income and mining taxes recoverable of $18,413 offset by decreases in accounts receivable of $6,758 and income and mining taxes payable of $32,237.

Investing activities required $39,804 for the first nine months of 2007 primarily for capital expenditures and deferred stripping costs.
Financing activities used $102,363 in the first nine months of 2007. The Corporation prepaid all of the outstanding $61,855 of its Second Lien credit facility and paid $87,205 as a principal payment on its First Lien credit facility. The Corporation raised $48,504 through common share issues on the exercise of warrants and options and a private placement of 3,000,000 shares in April 2007.
Liquidity and Capital Resources
During 2007, cash and cash equivalents decreased by $1,616 to $96,443 at September 30, 2007. The Corporation also has a $22,500 revolving credit facility available as part of its long term debt facility. The revolving credit facility matures October 26, 2011 and bears interest on outstanding balances at LIBOR plus 475 basis points. At September 30, 2007, the full amount of the revolving credit facility was available for use.
For the remainder of 2007, the Corporation’s expected capital requirements include: capital expenditures of approximately $5,400, scheduled principal repayments of approximately $16,705, interest payments of approximately $6,200, and Davidson Project feasibility and permitting costs of approximately $1,000. In January 2008, the Corporation will be required to make a payment to the Thompson Creek USA vendors. The amount to be paid is based on the average 2007 market price for molybdenum which is expected to exceed $25.00 per pound for the year. The Corporation is expecting that the payment will be $100,000.
In addition to the above amounts, financing for the Davidson Project construction will be required by 2008. The Davidson feasibility study is not completed so the amount required is unknown. The Corporation is considering options to finance this project that may include a joint venture arrangement with the other participant in the Endako joint venture. The Corporation’s loan facility restricts certain cash from being used for Davidson construction.
Management believes that its current cash and credit facilities, cash generated from operations and its ability to access to capital markets are sufficient to meet its ongoing obligations and capital requirements.
Outlook
The molybdenum price has remained above $30 per pound subsequent to quarter-end and with the one month delay in pricing for most contracts, the Company will receive over $30 per pound for most of its fourth-quarter production. The current worldwide supply and demand fundamentals suggest that the molybdenum price will remain relatively strong for the foreseeable future.
Production for the nine months ending September 30, 2007 was lower than historic levels largely because the Thompson Creek Mine was processing lower-grade stockpiled ore while waste stripping occurred to access Phase 6 ore and also because of lower-than-expected grades at the Endako Mine. Production for the last quarter of 2007 is expected to increase over the third quarter as more Thompson Creek Mine production will come from Phase 6 ore and as grades increase. Production for 2007 from both the Thompson Creek Mine and from the Corporation’s 75% interest in the Endako Mine is now expected to be in the range of 17.5 to 18 million pounds, which is below the previous estimate issued in January 2007 of approximately 21 million pounds. Production at the Thompson Creek Mine is expected to be in the range of 10.0 to 10.3 million pounds in 2007 while the Company’s 75% share of Endako’s production is expected to total between 7.5 and 7.7 million pounds.

The Company has changed its forecast for molybdenum production for both 2008 and 2009. In summary, the Corporation expects its molybdenum production to be in the range of 24.0 to 25.5 million pounds in 2008 versus a previous estimate of 27 million pounds, and to exceed 34 million pounds in 2009 (without including any potential from the Davidson deposit), up from a previous estimate of 29 million pounds for that year.
The change in production estimates is mainly due to a change in the mine plan at the Thompson Creek Mine as a result of several factors but primarily due to the fact that stripping activity took longer than expected and the ore body was reached 2.5 months later than planned. The shift from lower-grade ore to higher-grade ore was expected to occur in 2007 but now the mining of some of the lower-grade ore has been shifted into 2008. The production estimate for 2009, however, has been increased from previous estimates because the annual average grade will be higher than expected previously, and the mill throughput has been increased from the prior estimate. Production and cost ranges for the Thompson Creek Mine and the Corporation’s 75% share of Endako Mine are expected to be as follows:

	Molybdenum		Production
	Production		Costs
	(million pounds)		($ / lb)
	2008	2009	2008	2009
Thompson Creek Mine	16.5 to 17	approx. 26	6.00 to 6.50	approx. 5.00

Endako Mine (TCM’s 75% interest)	7.5 to 8.5	approx. 8	8.50 to 9.25	approx. 8.50
The Company has initiated a study to examine the feasibility of increasing production at Endako by increasing mill processing capacity to 50,000 tonnes per day from the current average of 28,000 tonnes per day. Results of the study were announced by the Company in a news release dated November 8, 2007.
The Company is also re-evaluating mineral reserves and developing a new mine plan for its Thompson Creek Mine. The work is expected to be completed later this year.
A feasibility study of the Davidson Project is currently being prepared by external consultants and is expected to be completed in 2007.
The Thompson Creek Mine production targets cited above will require additional capital expenditures as will the Davidson development and any potential increase in the Endako production. Later this year, once a decision has been reached on the proposed Endako expansion and when the Davidson feasibility is completed, the amount and timing of all the capital expenditures will be finalized along with the related cash flows. The Company will discuss these capital expenditure requirements with current and potential lenders at that time.
Related Party Transactions
The Corporation has a 75% interest in the Endako joint venture. The other participant in the joint venture is a related party as they jointly control significant assets. Consolidated sales to the group of companies of which the other participant is a member, were approximately $45,578 and $138,146 for the three and nine months ended September 30, 2007 (2006 - nil).
During the three months ended September 30, 2007, Glencarin Gold Corporation, a company related through certain common directors and management, charged fees for office services of nil (2006 - $40).

For the nine months ended September 30, 2007, fees of $56 (2006 - $158) were incurred. Accounts payable owing to this company at September 30, 2007 were nil (December 31, 2006 - $31).
Commitments and Contingencies
As discussed above, in connection with the acquisition of Thompson Creek USA, the Corporation entered into the First Lien and Second Lien credit facility loan agreements. The First Lien credit facility requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of any new equity after the acquisition of Thompson Creek USA. This agreement requires additional principal repayments each year if cash flows, as defined in the loan agreement, in the year exceed the operating requirements of the Corporation. This loan is scheduled to mature on October 26, 2012. During the first quarter of 2007, the Corporation repaid the Second Lien credit facility.
In April 2007, the Corporation entered into an interest rate protection agreement, as required under the First Lien credit facility. As a result of the agreement, the Corporation has capped the underlying LIBOR rate on $125,875 of the First Lien at 6.0%. The LIBOR rate at September 30, 2007 was 5.1%.
Thompson Creek has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is collateral for the loans. Each of these loans requires regular principal repayments and matures no later than 2010. These loans bear interest at LIBOR plus 200 basis points. As at September 30, 2007, the interest rate for these loans was 7.1%.
Maturities of long-term debt obligations are as follows:

	Senior	Equipment
	Secured	Loans	Total
Remainder of 2007	$16,705	$478	$17,183
2008	66,818	2,353	69,171
2009	66,818	2,423	69,241
2010	44,545	2,158	46,703
2011	31,182	—	31,182
Thereafter	26,727	—	26,727

	$252,795	$7,412	$260,207

The Corporation has entered into an agreement with a company associated with the other participant in the Endako joint venture in which the Corporation will sell up to 10% of certain production from the Thompson Creek Mine. The price to be paid will vary depending on the production costs and the market price of molybdenum. The Corporation expects to sell approximately 8 million pounds of molybdenum from 2007 to 2011 under the terms of this agreement. One million pounds in each of the four years, 2008 through to 2011, will be sold at a price as determined by the agreement not to exceed $7.50 per pound. The remainder of the expected sales will be sold at a discount to the market price at the time of the sale. At current market price of $32.55 and current expected costs, this discount would be approximately $3.75 per pound.
In addition to the above noted contract, the Corporation has entered into agreements in which it has committed to sell specified amounts of molybdenum from 2007 to 2011 at fixed prices. At September 30, 2007, the Corporation has committed to sell approximately 3.8 million pounds for the remainder of 2007 through 2011 at an average price of $23.67 per pound.

The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. At September 30, 2007 the Corporation had open forward exchange contracts with a total commitment to purchase Cdn$18,000 at an average rate of US$0.95.
The Corporation has entered into agreements to purchase molybdenum in 2007. The Corporation expects it will purchase approximately 12 million pounds of molybdenum under these agreements. In the first nine months of 2007 the Corporation has acquired 10 million pounds under these agreements and expects to purchase the remaining 2 million pounds in the last quarter of 2007.
The Corporation will be required to pay between $50,000 and $100,000 to the vendors of Thompson Creek USA under a contingent payment clause of the purchase agreement. It is expected that the average price of molybdenum will be greater than $25.00 per pound for the year and the required payment will be $100,000.
Summary of Quarterly Results
(US$ in thousands, except per share amounts)
(Unaudited)

	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
	2005	2006	2006	2006	2006	2007	2007	2007
Revenue	$—	$—	$—	$—	$150,843	$267,967	$247,784	$200,856
Net income (loss)	$(2,490)	$(2,481)	$(2,855)	$(2,795)	$(12,512)	$47,735	$56,799	$22,758
Income (loss) per share
- basic	$(0.06)	$(0.06)	$(0.06)	$(0.06)	$(0.14)	$0.46	$0.51	$0.21
- diluted	$(0.06)	$(0.06)	$(0.06)	$(0.06)	$(0.14)	$0.45	$0.45	$0.18
Total assets	$8,397	$6,928	$7,752	$7,237	$899,912	$911,047	$987,253	$1,042,691
Change in Accounting Policies
Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
Financial Instruments, Hedges, Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA, including CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments - Recognition and Measurement” and Section 3865, “Hedges”.
(i) Financial Instruments – Recognition and Measurement
     Under this new standard, all financial instruments are classified as one of the following: held-to-

maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.
Effective January 1, 2007, the Corporation’s cash equivalents have been classified as available for sale investments and are recorded at fair value on the balance sheet.
All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.
All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.
(ii) Hedges
This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.
(iii) Comprehensive Income
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements starting this period.
At January 1, 2007, in accordance with the transition provisions, the adoption of these standards relating to financial instruments resulted in the following changes to the Corporation’s financial statements:
•	a reclassification of deferred financing fees of $13,267 from assets to long-term debt, resulting in a $13,267 reduction in assets, a $2,230 reduction in the current portion of long-term debt, and a $11,037 reduction in long-term debt; and,

•	a change in terminology with reference to foreign currency gains and losses relating to self-sustaining foreign operations. Prior to the adoption of these standards, these unrealized gains and losses were classified and reported in the equity section of the balance sheet as a foreign currency translation adjustment. Prior year unrealized gains and losses are now classified and reported in the equity section of the balance sheet as accumulated other comprehensive loss.

Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the charges represent a betterment to the mineral property. Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity. When charges are deferred in relation to a betterment, the charges are amortized over the reserve accessed by the stripping activity using the units of production method.
Inventories
In June 2007, the CICA released CICA Handbook Section 3031 “Inventories”, which replaces the existing Section 3030 “Inventories”. This standard introduces changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Corporation is evaluating the impact the adoption of this standard will have on its financial statements.
Outstanding Share Data
Common shares and convertible securities outstanding at November 2, 2007 were:

			Common
	Expiry	Exercise	Shares on
Security	Dates	Prices	Exercise
		(Cdn$)	(000's)
Common shares			113,297
Warrants	Feb 3, 2008 to Oct 23, 2011	$1.00 to $9.00	24,571
Share options	Aug 11, 2010 to Aug 10, 2012	$0.60 to $19.54	6,833

			144,701

Forward-Looking Information
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, and interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business – Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2006 filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.
November 8, 2007